UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

LEXARIA CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

52886N208
(CUSIP Number)

Chris Bunka
c/o Lexaria Corp.
156 Valleyview Road, Kelowna BC V1X 3M4
250-765-6424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52886N208

NAMES OF REPORTING PERSONS
1.		I.R.S. Identification Nos. of above persons (entities only).
CHRISTOPHER BUNKA
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2.	(a) [ ]
	(b) [ ]

3.		SEC USE ONLY

4.		SOURCE OF FUNDS (See Instructions) (See Item 3)
	PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5.		ITEMS 2(d) or 2(e)
	[ ]

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
CANADIAN
NUMBER OF		7.	SOLE VOTING POWER
BENEFICIALLY			10,527,255
SHARES		8.	SHARED VOTING POWER
OWNED BY			Nil
EACH		9.	SOLE DISPOSITIVE POWER
REPORTING			10,527,255
PERSON WITH		10.	SHARED DISPOSITIVE POWER
			Nil
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.		10,527,255[1]
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.		(See Instructions)
	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.	25.60% [2]

14.		TYPE OF REPORTING PERSON (See Instructions)
	IN

1 Consists of beneficial ownership of an aggregate of 10,527,255 shares of common stock of the Issuer broken down as follows: (i) 4,843,230 shares of common stock held directly by Mr. Bunka, (ii) 925,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof; (iii) 100,067 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof (iv) 170,000 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof registered to C.A.B Financial Service Ltd. Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd. (v) 4,488,958 shares of common stock registered in the name of C.A.B. Financial Service Ltd;

2Calculation based on 39,932,984 shares of Common Stock issued and outstanding as of August 5, 2015.

CUSIP No.	52886N208

NAMES OF REPORTING PERSONS
1.	I.R.S. Identification Nos. of above persons (entities only).
C.A.B. FINANCIAL SERVICE LTD.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2.	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) (See Item 3)
PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5.	ITEMS 2(d) or 2(e)
[ ]
CITIZENSHIP OR PLACE OF ORGANIZATION
6.	C.A.B. Financial Service Ltd. is incorporated under the Business Corporations Act (British
Columbia)
	7.	SOLE VOTING POWER
NUMBER OF		4,658,958[1]
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		Nil
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH		4,658,958
REPORTING	10.	SHARED DISPOSITIVE POWER
PERSON WITH		Nil
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.	4,658,958[1]
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.	(See Instructions)
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.	11.62% [2]

14.	TYPE OF REPORTING PERSON (See Instructions)
CO

__________________________

1 Consists of ownership of an aggregate of 4,658,958 shares of common stock of the Issuer broken down as follows: (i) 4,488,958 shares of common stock registered in the name of C.A.B. Financial Service Ltd. (ii) 170,000 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof registered to C.A.B Financial Service Ltd., Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd;

2 Calculation based on 39,932,984 shares of Common Stock issued and outstanding as of August 5, 2015.

CUSIP No.	52886N208

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly on behalf of Christopher Bunka and C.A.B. Financial Services Ltd., (together the "Reporting Persons") relating to the shares of common stock, par value $0.001 ("Common Stock") of Lexaria Corp., a corporation formed under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is suite 950 – 1130 W Pender St, Vancouver BC V6E 4A4.

Item 2.	Identity and Background.

(a)         Christopher Bunka and C.A.B. Financial Services Ltd.

(b)         The principal business address of the Reporting Persons is 156 Valleyview Road, Kelowna, BC V1X 3M4.

(c)         Mr. Bunka is the CEO and Chairman of the Issuer. C.A.B. Financial Services Ltd. is a private holding company.

(d)         None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years.

(e)         None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	52886N208

(f)         Mr. Bunka is a Canadian citizen. C.A.B. Financial Services Ltd. is incorporated under the laws of the province of British Columbia.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of common stock in a number of transactions between March 3, 2015, and August 4, 2015. In aggregate, the shareholdings are as follows:

No. of Shares	Percentage of Holdings	Beneficial Owner
5,868,297	14.33%*	Christopher Bunka
4,658,958	11.62%*	CAB Financial Services Ltd.
10,527,255	25.95%*

* Consists of beneficial ownership of an aggregate of 10,527,255 shares of common stock of the Issuer broken down as follows: (i) 4,843,230 shares of common stock held directly by Mr. Bunka, (ii) 925,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof; (iii) 100,067 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof (iv) 170,000 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof registered to C.A.B Financial Service Ltd. Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd. (v) 4,488,958 shares of common stock registered in the name of C.A.B. Financial Service Ltd.

CUSIP No.	52886N208

The Shares were acquired as follows:

Date	Quantity	(A) or (D)	Price	Amount of Securities Beneficially Owned	Direct (D) or Indirect (I) Ownerhip
03/03/2015	85,500	A	$0.084	7,230,752	D
03/04/2015	45,000	A	$0.09	7,275,752	D
03/04/2015	20,000	A	$0.089	7,295,752	D
03/04/2015	18,000	A	$0.082	7,313,752	D
03/20/2015	65,000	A	$0.084	7,378,752	D
03/20/2015	15,000	A	$0.085	7,393,752	D
03/24/2015	20,000	A	$0.084	7,413,752	D
03/26/2015	10,000	A	$0.095	7,423,752	D
03/27/2015	27,000	A	$0.095	7,450,752	D
03/30/2015	11,000	A	$0.094	7,461,752	D
03/30/2015	46,000	A	$0.09	7,507,752	D
04/08/2015	33,200	A	$0.09	7,540,952	D
04/08/2015	16,800	A	$0.089	7,557,752	D
04/09/2015	10,000	A	$0.104	7,567,752	D
04/13/2015	25,000	A	$0.10	7,592,752	D
04/13/2015	10,000	A	$0.103	7,602,752	D
04/14/2015	35,000	A	$0.102	7,637,752	D

04/15/2015	45,000	A	$0.103	7,682,752	D
04/15/2015	50,000	A	$0.13	7,732,752	D
04/17/2015	15,000	A	$0.15	7,747,752	D
04/27/2015	6,000	A	$0.12	7,753,752	D
04/27/2015	5,000	A	$0.122	7,758,752	D
04/27/2015	5,000	A	$0.124	7,763,752	D
04/27/2015	25,000	A	$0.125	7,788,752	D
04/28/2015	38,000	A	$0.14	7,826,752	D
04/28/2015	21,000	A	$0.14	7,847,752	D
04/29/2015	25,700	A	$0.144	7,873,452	D
04/29/2015	21,300	A	$0.14	7,894,752	D
05/05/2015	40,000	A	$0.13	7,934,752	D
05/05/2015	15,000	A	$0.135	7,949,752	D
05/06/2015	75,000	A	$0.14	8,024,752	D
05/06/2015	50,000	A	$0.137	8,074,752	D
05/06/2015	100,000	A	$0.136	8,174,752	D
05/06/2015	10,000	A	$0.1325	8,184,752	D
05/06/2015	13,000	A	$0.1339	8,197,752	D
05/06/2015	5,000	A	$0.134	8,202,752	D
05/06/2015	7,000	A	$0.1294	8,209,752	D
05/06/2015	30,000	A	$0.129	8,239,752	D
05/06/2015	12,000	A	$0.129	8,251,752	D
05/06/2015	10,000	A	$0.1258	8,261,752	D

05/06/2015	5,000	A	$0.1289	8,266,752	D
05/06/2015	5,000	A	$0.1221	8,271,752	D
05/06/2015	11,000	A	$0.1244	8,282,752	D
05/06/2015	10,000	A	$0.1243	8,292,752	D
05/06/2015	13,836	A	$0.1169	8,306,588	D
05/07/2015	30,000	A	$0.139	8,336,588	D
05/07/2015	20,000	A	$0.134	8,356,588	D
05/15/2015	16,500	A	$0.1978	8,373,088	D
05/15/2015	15,000	A	$0.205	8,398,088	D
05/15/2015	170,000	A	$0.10	8,565,088	I
05/22/2015	20,000	A	$0.1785	8,588,088	D
05/22/2015	10,000	A	$0.1710	8,598,088	D
05/22/2015	10,000	A	$0.17	8,608,088	D
06/19/2015	10,000	A	$0.15	8,608,088	D
06/22/2015	12,450	A	$0.157	8,620,538	D
06/23/2015	15,000	A	$0.16	8,635,538	D
06/24/2015	10,000	A	$0.19*	8,645,538	D
06/24/2015	5,000	A	$0.156	8,650,538	D
06/24/2015	10,000	A	$0.156	8,660,538	D
06/24/2015	20,000	A	$0.157	8,680,538	D
06/24/2015	20,000	A	$0.155	8,700,538	D
06/24/2015	10,000	A	$0.155	8,710,538	D
06/24/2015	20,000	A	$0.157	8,730,538	D

06/24/2015	5,000	A	$0.158	8,735,538	D
06/24/2015	35,600	A	$0.15	8,771,138	D
06/24/2015	5,100	A	$0.149	8,776,238	D
06/24/2015	10,000	A	$0.158	8,786,238	D
06/24/2015	10,000	A	$0.158	8,796,238	D
06/24/2015	20,000	A	$0.158	8,816,238	D
06/24/2015	17,000	A	$0.155	8,833,238	D
06/29/2015	5,000	A	$0.17	8,848,238	D
06/29/2015	10,000	A	$0.169	8,858,238	D
06/29/2015	5,000	A	$0.16	8,853,238	D
06/29/2015	5,000	A	$0.16	8,858,238	D
06/29/2015	7,300	A	$0.1599	8,865,538	D
06/30/2015	15,000	A	$0.17	8,880,538	D
07/01/2015	8,000	A	$0.1899	8,888,538	D
07/01/2015	5,000	A	$0.1799	8,893,538	D
07/01/2015	5,000	A	$0.18	8,898,538	D
07/01/2015	5,000	A	$0.18	8,903,538	D
07/01/2015	10,000	A	$0.1745	8,913,538	D
07/08/2015	27,000	A	$0.17	8,940,538	D
07/08/2015	5,000	A	$0.16	8,945,538	D
07/10/2015	20,000	A	$0.16	8,965,538	D
07/10/2015	5,000	A	$0.165	8,970,538	D
07/13/2015	5,000	A	$0.165	5,975,538	D

07/14/2015	15,000	A	$0.16	8,990,538	D
07/14/2015	5,000	A	$0.18	8,995,538	D
07/15/2015	15,000	A	$0.1719	9,010,538	D
07/16/2015	5,000	A	$0.17	9,015,538	D
07/17/2015	5,000	A	$0.16	9,020,538	D
07/17/2015	5,000	A	$0.165	9,025,538	D
07/20/2015	22,200	A	$0.155	9,047,738	D
07/20/2015	8,000	A	$0.154	9,055,738	D
07/20/2015	29,900	A	$0.153	9,085,638	D
07/21/2015	10,000	A	$0.154	9,095,638	D
07/23/2015	27,550	A	$0.139	9,123,188	D
07/23/2015	10,000	A	$0.14	9,133,188	D
07/24/2015	10,000	A	$0.155	9,143,188	D
07/24/2015	25,000	A	$0.15	9,168,188	D
07/24/2015	20,000	A	$0.1499	9,188,188	D
07/24/2015	5,000	A	$0.1499	9,193,188	D
07/24/2015	10,000	A	$0.1499	9,203,188	D
07/24/2015	5,000	A	$0.1499	9,208,188	D
07/24/2015	5,000	A	$0.1499	9,213,188	D
07/24/2015	5,000	A	$0.1499	9,218,188	D
07/24/2015	20,000	A	$0.15	9,238,188	D
07/27/2015	10,000	A	$0.155	9,248,188	D
07/27/2015	6,000	A	$0.178	9,254,188	D

07/29/2015	450	A	$0.172	9,254,638	D
07/29/2015	10,000	A	$0.174	9,264,638	D
07/29/2015	14,550	A	$0.175	9,279,188	D
07/31/2015	10,000	A	$0.168	9,289,188	D
07/31/2015	6,000	A	$0.17	9,295,188	D
07/31/2015	11,000	A	$0.172	9,306,188	D
07/31/2015	5,000	A	$0.173	9,311,188	D
07/31/2015	5,000	A	$0.174	9,316,188	D
08/03/2015	10,000	A	$0.1734	9,326,188	D
08/04/2015	1,000	A	$0.17	9,327,188	D
08/04/2015	5,000	A	$0.155	9,332,188	D
This line left intentionally blank

CUSIP No.	52886N208

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Persons expect to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding The Issuer or the common stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Persons may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)         The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)         A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No.	52886N208

(e)         Any material change in the present capitalization or dividend policy of the issuer;

(f)         Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)         Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above

Item 5.	Interest in Securities of the Issuer

Mr. Bunka is a director and executive officer of the Issuer and a director and executive officer of C.A.B. Financial Services Ltd.

CUSIP No.	52886N208

(a)         Consists of beneficial ownership of an aggregate of 10,527,255 shares of common stock of the Issuer broken down as follows: (i) 4,843,230 shares of common stock held directly by Mr. Bunka, (ii) 925,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof; (iii) 100,067 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof (iv) 170,000 share of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof registered to C.A.B Financial Service Ltd. Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd. (v) 4,488,958 shares of common stock registered in the name of C.A.B. Financial Service Ltd.

(b)         See Item 5(a) above

(c)         Not applicable.

(d)         Not applicable

(e)         Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced above or as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

CUSIP No.	52886N208

Item 7.	Material To Be Filed as Exhibits

N/A

CUSIP No.	52886N208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: August 5, 2015	/s/ Christopher Bunka
Signature
Christopher Bunka
Name/Title

Date: August 5, 2015	/s/ Christopher Bunka
Signature
Christopher Bunka, President and Director
C.A.B. Financial Services Ltd.
Name/Title